Exhibit 99.10

Compilation of Mailings

To Shareholders

Annual General Meeting

10:00 PST,  12th day of

December  2008

Record Date:    November 7, 2008

Contents are filed with British Columbia Securities Commission electronically via the Canadian securities regulatory authorities System for Electronic Data

Archiving and Retrieval (“SEDAR”). Filings may be downloaded in PDF file format from the SEDAR internet website at www.sedar.com.

Contents

1.	Confirmation of Mailings
2.	Notice of Annual General Meeting
3.	Annual Information Circular for AGM
4.	Stock Option Plan 12/12/08
5.	Proxy and Related Information
6.	Auditors Report & FYE 2008 Financial Statements

CONTINENTAL ENERGY CORPORATION

14001 Dallas Parkway, Suite 1200 Dallas, Texas, 75240, USA PH 1-972-934-6774 FX 1-972-934-6718 WEB: www.continentalenergy.com EMAIL: mail@continentalenergy.com

INFORMATION CIRCULAR
As at November 7, 2008 unless otherwise noted

FOR THE ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS
TO BE HELD ON DECEMBER 12, 2008

SOLICITATION OF PROXIES

This information circular (“Information Circular”) is furnished in connection with the solicitation of proxies by the management of Continental Energy Corporation (the “Company”) for use at the Annual General Meeting (the “Meeting”) of the Shareholders of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting and at any adjournment thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by management.  Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  The Company does not reimburse Shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals, authorization to execute the Instrument of Proxy.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.  None of the directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are directors or officers of the Company.  A Shareholder has the right to appoint a person to attend and act for him/her on his/her behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy.  To exercise this right, a Shareholder should strike out the names of the persons named in the Instrument of Proxy and insert the name of his/her nominee in the blank space provided, or complete another Instrument of Proxy.  The completed Instrument of Proxy should be deposited with the Company's Registrar and Transfer Agent, Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The Instrument of Proxy must be dated and be signed by the Shareholder or by his/her attorney in writing, or, if the Shareholder is a Company, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Shareholder may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY’S SHARES

Only Shareholders whose names appear in the Company’s Central Securities Register (the “Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting.  Shareholders who do not hold their common shares (the “Common Shares”) in their own name (“Beneficial Shareholders”) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting.  Beneficial Shareholders who complete and return an Instrument of Proxy must indicate thereon the person (usually a brokerage house) who holds their Common Shares as registered Shareholder.  Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed.  The form of proxy supplied to Beneficial Shareholders is similar to that provided to Registered Shareholders.  However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.

Continental Energy Corporation - AGM 2008   Information Circular   Page 1 of 15

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Company.  Such Common Shares will more likely be registered under the name of the Shareholder’s broker or agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms).  Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers/nominees are prohibited from voting shares for their clients.  The directors and officers of the Company do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Instrument of Proxy to the clearing agencies and intermediaries for onward distribution.  Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive meeting materials.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the Instrument of Proxy provided by the Company to the Registered Shareholders.  However, its purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Beneficial Shareholder.  Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the Management proxyholder’s name in the form and insert the Beneficial Shareholder’s name in the blank provided.  The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and requests Beneficial Shareholders to return the proxy forms to Broadridge.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote Common Shares directly at the Meeting – the proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.  All references to Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the Shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the Instrument of Proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular.  The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting.

At the time of printing of this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominee.

SHARE TRADING MARKETS

The Company is a reporting issuer in British Columbia and Alberta. The Company's Common Shares are quoted on the National Association of Securities Dealers (“NASD”) over-the-counter bulletin board (“OTCBB”) in the USA under the symbol "CPPXF" since 24 March 1998. The Company is a full reporting Company as defined by the US Securities and Exchange Commission (the "SEC"). The Company files annually with the SEC a "Form-20F" as a foreign corporation instead of the equivalent annual “Form-10K” required of domestic U.S. companies.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 600,000,000 shares divided into 500,000,000 Common Shares without par value  and 100,000,000 preferred shares without par value (the “Preferred Shares”). Of the 500,000,000 authorized Common Shares, 68,887,381 are issued and outstanding as of the date of this Information Circular. No Preferred Shares are currently issued and outstanding. The holders of Common Shares are entitled to one vote for each Common Share held. Holders of Common Shares of record at the close of business on November 7, 2008 will be entitled to receive notice of and vote at the Meeting. Shareholders desiring to be represented by proxy at the Meeting must deposit their proxies at the place and within the time set forth in the notes to the Instrument of Proxy in order to entitle the person duly appointed by the proxy to attend and vote thereat.

Continental Energy Corporation - AGM 2008   Information Circular   Page 2 of 15

To the knowledge of the directors and senior officers of the Company, as at the date of this Information Circular, no Shareholder beneficially owned, or controlled or directed, directly or indirectly, common shares carrying more than 10% of the voting rights of all of the Common Shares of the Company.

AUDITOR

Dale, Matheson, Carr-Hilton & Labonte LLP, Chartered Accountants, of Vancouver, British Columbia, is the Auditor of the Company.  Dale, Matheson, Carr-Hilton & Labonte LLP was first appointed as auditor of the Company in October 2006.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or executive officers of the Company, none of the persons who have been directors or executive officers of the Company since the beginning of the Company's last completed financial year, no proposed nominee for election as a director of the Company, and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the lection of directors and the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, no proposed director, and no associate or affiliate of any of them has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company’s most recently completed financial year or in a proposed transaction which has materially affected or would materially affect the Company. An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as, it has purchased, redeemed or otherwise acquired any of its securities.

DIRECTORS, INSIDERS AND THEIR COMPENSATION

The directors of the Company are elected at each AGM and hold office until the next AGM. In the event or resignation of a sitting director, the board of directors may act to appoint a replacement director until the next AGM. The Company is authorized to have up to five directors.

DIRECTOR COMMITTEES

The Company does not have an executive committee. The Company is required to have, and does have, an audit committee consisting of a majority of non-executive directors. The Company also has a compensation committee consisting of a majority of non-executive directors which recommends compensation for key employees and senior management. The Company also has a reserves committee consisting of a majority of executive directors and management which reviews the Company’s annual reserves statements. Members of the standing committees are identified in the table below.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS

None of the Directors, executive officers, employees, proposed nominees for election as directors or their associates has been indebted to the Company during the most recently completed financial year.

COMPENSATION OF DIRECTORS

The Company pays its directors an annual stipend of US$ 15,000 for their services as directors. Other than this stipend, the Company has no other arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors of the Company, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular except for those arrangements providing compensation to directors also serving as “Named Executive Officers” as disclosed and described in the table in the section below entitled “Compensation of Named Executive Officers”.

Continental Energy Corporation - AGM 2008   Information Circular   Page 3 of 15

PROPOSED CANDIDATES FOR ELECTION AS DIRECTORS AT THE AGM

The management of the Company proposes to nominate each of the following three (3) persons for election as a director. Each of the nominees are currently serving directors as of the date of this Information Circular and are therefore nominees for re-election as directors. Each of the nominees has indicated his willingness to continue service if re-elected. Nominations of additional directors may be made at the Meeting, however, the names of such nominees are not known by management as of the date of this Information Circular. Information furnished by the nominees for director at the Meeting and represented to be accurate as of the Record Date or the date indicated is summarized in the following table.

Name, Municipality of Residence and Position	Principal occupation and if not a previously elected director, occupation during the past 5 years	Director Since	Number of Common Shares beneficially owned or directly or indirectly controlled [4]
Richard L. McAdoo[1,2,3] Jakarta, Indonesia. President and Director	Certified Petroleum Geologist	January 1999	4,829,158 shares 1,500,000 options 790,000 warrants
Phillip B. Garrison [1,2,3] Dubai, UAE Non-Executive Director	Independent Businessman	September 2007	No shares 1,000,000 options No warrants
David W.T. Yu [1,2] Hong Kong, China Non-Executive Director	Independent Businessman	April 2005	3,896,668 shares 1,000,000 options 2,000,000 warrants

Notes:
[1] Member of the audit committee.
[2] Member of the compensation committee.
[3] Member of the reserves committee.
[4] Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the Record Date, based upon information furnished to the Company by individual directors. Unless otherwise indicated below, such shares are held directly.

No current director or director proposed for re-election:

(a)

is, or, within the ten years before the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any issuer that:

(i)

was the subject of a cease trade or similar order, or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days while the Director was acting in that capacity

(ii)

was subject to an event that resulted, after the Director ceased to be a director, chief executive officer or chief financial officer of the issuer, in the issuer being the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, and which resulted from an event that occurred while the Director was acting in that capacity;

(b)

is, as at the date of information circular, or has been within ten years before the date of the information circular, a director or executive officer of any company (including the Company) that, while the Director was acting in that capacity or within a year of the Director ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets; or

(c)

has, within the ten years before the date of this  Management Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of that individual.

No current director or director proposed for re-election, within the ten years before the date of this Information Circular, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority.

No current director or director proposed for re-election has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Continental Energy Corporation - AGM 2008   Information Circular   Page 4 of 15

RESUME OF COMPANY'S CANDIDATES PROPOSED FOR RE-ELECTION AS DIRECTORS

The expertise and relevant educational background of the nominees for director are as follows:

Richard L. McAdoo holds a Bachelors degree in Geology and Masters degrees in Geophysics from Texas Tech University; and a Masters degree in Business Administration from Boston University. He is registered as a Certified Petroleum Geologist by the American Association of Petroleum Geologists. Actively involved in the international oil exploration and production business for the last 24 years, Mr. McAdoo has held a variety of technical and management positions in exploration and production for Mobil Oil Company, Phillips Petroleum Company, Jackson Exploration, Inc., Triton Energy Corporation, Tracer Petroleum Company, and others in many regions including the North Sea, Middle East, Africa, South America, FSU and Asia.

David W.T. Yu, a resident of Hong Kong, is an experienced independent financial professional with thirty years experience in the securities, commodities, bullion, and foreign exchange trading business in Hong Kong. He has been employed by Rothschild & Sons, Shearson American Express, and Citibank. Recently Mr. Yu has led negotiations that led to long term intergovernmental oil supply agreements between the Chinese government and oil producing nations in Africa in exchange for Chinese government backed investment in economic development, trade and infrastructure projects. He is currently working on similar deals in South America and in West Africa.

Phillip B. Garrison is a resident of Dubai, United Arab Emirates. He is a graduate of the University of Oklahoma and holds an MBA from Southern Methodist University. He is a CPA registered in Texas.  He is a past President of the American Business Council in Dubai and is a trustee of the American School of Dubai. After graduation from OU Mr. Garrison began his career in 1975 in the Oklahoma City office of the public accounting firm of Arthur Young and Company (now Ernst & Young) before eventually becoming the Director of Tax in its Hong Kong office. In 1987 he joined Caltex (a Chevron-Texaco joint venture company) in its Irving, Texas office before being posted to Caltex’s Dubai office in 1994.  After serving in various regional positions he was appointed Managing Director - Gulf Region responsible for all aspects of Caltex downstream and marketing activities in the Middle East. In 2001 he founded Downstream Developments Inc. in Dubai and consults on and develops ventures for transportation and logistics, oil and gas infrastructure projects, and petroleum product marketing. Recently he has worked with the Falcon Group of Dubai, a FEDEX subcontractor in the Middle East and North Africa, as its Managing Director - Ground, where he ran operations for land express cargo and logistics services.  He is presently working with Specialist Group Dubai as its executive officer in charge of operations for its British Military contracts providing logistics, bulk fuels transportation, and waste management services in Iraq and other parts of the Middle East region.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table (presented in accordance with National Instrument 51-102 sets forth all annual and long term compensation for services in all capacities to the Company and/or to its majority owned subsidiaries for the three most recently completed financial years in respect of each of the individuals who were, as at June 30, 2008 the Chief Executive Officer and the other most highly compensated executive officers of the Company (collectively "the Named Executive Officers" or “NEOs”) whose individual total compensation for the most recently completed financial year exceeds CDN$100,000 (US$ 65,000) including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an Officer at the end of the most recently completed financial year:

Summary Compensation Table
	Annual Compensation				Long Term Compensation
Name and Principal Position	Fiscal Year Ended	Salary[1] (US$)	Bonus[1] (US$)	Other Annual Compensation[2] (US$)	Securities Under Option Granted	Restricted Securities	LTIP Pay outs	All Other Compensation (US$)
Richard L. McAdoo Director & President-CEO	June 30/08	$210,000	$30,000	$15,000	500,000	Nil	Nil	Nil
	June 30/07	$105,000	$125,000	$59,550[2]	Nil	Nil	Nil	Nil
	June 30/06	Nil	$60,000	$137,500[2]	Nil	Nil	Nil	Nil
James D. Eger[3] Director, CFO, & Secretary	June 30/08	$150,000	$30,000	$ 15,000	500,000	Nil	Nil	Nil
	June 30/07	$150,000	$75,000	Nil	Nil	Nil	Nil	Nil
	June 30/06	Nil	$ 30,000	$105,000	Nil	Nil	Nil	Nil

Notes:

[1]Salary & Bonus Paid By The Company  The Company’s Named Executive Officers (“NEO”s) were compensated directly by the Company in respect of Salary and Bonus as indicated in the respective columns for same in the Summary Compensation Table  above. Fiscal year 2006 was an 11 month year because of a change in fiscal year end.

[2]Other Annual Compensation Paid by Majority Owned Subsidiaries  During the fiscal year periods indicated in the preceding Summary Compensation Table, other annual compensation was indirectly paid by the Company in proportion to its percentage shareholding of the Indonesian operating affiliate, Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”). Prior to a change of shareholding and of control of CGB2 on September 29, 2006 the Company contributed only its 60% share of such other annual compensation and after which it is deemed to contribute its 18% share, the value of which is indicated in the table above.

[3] Resigned and will step down as NEO from November 30, 2008 subsequent to the date of this information circular.

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OPTION GRANTS AND EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The Company’s shareholders approved a Stock Option Plan (the “Plan”) at the January 25, 2006 Annual General Meeting. The Plan provides a policy and guidelines for issuing incentive stock options to directors, officers, employees and consultants.

During the most recently completed fiscal year ended 30 June 2008:

a)

the Company granted a total of 7,350,000 new incentive stock options to directors, officers, consultants and employees.  Of these a total of 4,000,000 new incentive stock options were granted having an exercise price of $0.24 per share and expiring on 31 December 2010; a total of 400,000 were granted having an exercise price of US$0.20 per share and expiring on March 17, 2011; a total of 500,000 were granted having an exercise price of US$0.65 per share and expiring on June 30, 2010; a total of 1,400,000 were granted having an exercise price of US$0.65 per share and expiring on June 30, 2009; and a total of 1,750,000 were granted having an exercise price of US$0.21 per share and expiring on May 25, 2011;

b)

the Company did not amend the terms of any incentive share purchase options;

c)

a total of 750,000 incentive stock options expired at the end of their term without exercise; and

d)

no incentive stock options were exercised.

Option Grants

The following table sets forth information regarding individual grants of options to purchase or acquire common shares of the Company made during the most recently completed financial year to each Named Executive Officer:

Name	Securities, Under Options Granted (#)(1)	Percent of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Richard L. McAdoo	500,000	7%	US$0.24	US$0.24	31 Dec 2010
James D. Eger	500,000	7%	US$0.24	US$0.24	31 Dec 2010

Aggregate Option Exercises During The Most Recently Completed Financial Year and Value at Year End

The following table sets forth information regarding each exercise of options to purchase or acquire securities made during the most recently completed financial year by each Named Executive Officer and the financial year-end value of unexercised options, on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (Amount) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End Exercisable/ Unexercisable(1)
Richard L. McAdoo	Nil	Nil	1,500,000 / Nil	US$ 60,000 / Nil
James D. Eger	Nil	Nil	1,500,000 / Nil	US$ 60,000 / Nil

Notes: 1Based on a closing price of $0.21 on June 30, 2008.

OTHER EQUITY COMPENSATION PLANS INCLUDING RSP,  LTIP, AND SAR

The Company does not have a plan under which it issues shares or units to employees that are subject to restrictions on resale, a Restricted Shares Program ("RSP"). The Company does not have a Long-Term Incentive Plan ("LTIP") intended to motivate performance of employees over a period of time greater than one financial year. The Company does not have a plan to grant Stock Appreciation Rights ("SAR") as an incentive to employees. No RSP, LTIP, or SAR awards were made to the Named Executive Officers during the most recently completed financial year.

Continental Energy Corporation - AGM 2008   Information Circular   Page 6 of 15

SECURITIES AUTHORIZED FOR ISSUANCE UNDER ALL EQUITY COMPENSATION PLANS

The only equity compensation plan under which the Company issues its own securities is its Stock Option Plan. The following table sets out information subsequent to the end of the Company’s most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuance against exercise of stock options.

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	(1) Number of securities remaining available for future issuances at the date of this circular (excluding securities reflected in column (a) (c)
Stock Option Plan Jan06	11,850,000	US$ 0.29	1,927,476

Notes: 1The Company has a rolling stock option plan that sets the number of common shares available for issuance under the plan at 20% of those  outstanding.

MANAGEMENT CONTRACTS

Most management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company who are listed in the table above and are serving the Company as Named Executive Officers.

•

Pursuant to a direct personal services agreement dated January 1, 2007, Mr. Richard L. McAdoo acts as President and CEO and provides executive and operational management services to the Company at a salary of $ 17,500 per month.

•

Pursuant to a direct personal services agreement dated January 1, 2007, Mr. James D. Eger acts as CFO and Secretary and provides executive and financial management services to the Company at a salary of $ 12,500 per month. Mr. Eger has tendered his resignation as an Executive Officer of the Company to take effect from November 30, 2008.

TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITY AND EMPLOYMENT CONTRACTS

The Company has no compensatory plan or arrangement in respect of compensation received or that may be received by any Named Executive Officer in the Company's most recently completed or current financial year to compensate such executive officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company, except for compensation paid or accrued to directors and named senior management as described above herein.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON AT THE MEETING

Except as set out herein, no director or senior officer of the Company or any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE

The members will be asked at the Meeting to consider and take action including voting in accordance with the Form of Proxy attached with regard to passing ordinary and special resolutions as may be required in regard to the following issues.

VOTE ISSUE – 1 : ELECTION OF DIRECTORS

The members will be asked to elect a slate of directors for the forthcoming year to serve until the next Annual General Meeting. Nominees for election as directors at the Meeting as proposed by management are the individuals listed below and described in the preceding section. Management recommends a vote “For” each of its nominees. Other nominees or alternate nominees may be made from the floor at the Meeting. Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the management’s recommended nominees: 1) Mr. R.L. McAdoo, 2) Mr. Phillip B. Garrison, and 3) Mr. David W.T. Yu.

VOTE ISSUE – 2 : APPOINTMENT OF AUDITOR

The members will be asked to appoint the auditor for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditor. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Dale, Matheson, Carr-Hilton & Labonte LLP,  Chartered Accountants, of Vancouver, British Columbia, as the auditor of the Company to hold office for the ensuing year at a  remuneration to be fixed by the directors.

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VOTE ISSUE – 3 : APPROVE STOCK OPTIONS

The members will be asked to approve and ratify incentive stock options, and amendments to incentive stock options granted to insiders, directors, senior officers, employees or consultants of the Company which have not previously been approved by members and granted prior to the date of this Information Circular. The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, have been determined by the director in compliance with applicable regulations promulgated by regulatory authorities having jurisdiction. All of these stock options are issued in the form of a written stock option agreement. Stock options are non-transferable. As a matter of policy the board sets the exercise price at the average midpoint buy-ask closing price of the common stock on the 5 trading days prior to grant. Also as a matter of policy the term of stock options is limited to 3 years or less.

Pursuant to the company’s current stock option plan adopted by shareholder in January 2006 (the “Current Plan”), the aggregate number of common shares which may be reserved against exercise of unexercised and outstanding Stock Options shall not exceed 20% of the total number of the Company's issued and outstanding common shares at any time. The maximum number of unexercised Options which any one individual may hold at one time shall not exceed 5% of the total number of the Company's issued and outstanding common shares. The Company does not provide any financial assistance or support to participants under the Plan or any related entity in order to facilitate the exercise of options granted under the Plan.

The votes attaching to shares owned by persons who are eligible to receive options under the Current Plan will not be included in determining whether the required majority has been obtained to pass this resolution. To the Company’s knowledge, as of the date of this circular, the following shares will not be eligible to vote on this resolution: 4,829,158 shares held by Richard L. McAdoo and 3,896,668 shares held by David W.T. Yu.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval and ratification of the Stock Option and Amendments to Option Agreements Granted by the Board of Directors since the last AGM and authorize the Directors at their Discretion to grant future options in compliance with applicable regulations promulgated by regulatory authorities having jurisdiction and any approved stock option plan then in effect.

VOTE ISSUE – 4 : APPROVE AMENDMENTS TO STOCK OPTION PLAN

The Board of Directors has approved and recommend that the members approve certain amendments to the Current Plan and approve an amended stock option plan (the “Amended Plan”).  A summary of the Amended Plan follows; however, reference should be made to the complete terms of the Amended Plan, a copy of which is attached to this Information Circular as Schedule C.

The following persons are eligible to receive options under the plan: (i) a part-time or full-time employee, or independent contractor of the Company, a related entity, a subsidiary or a joint venture affiliate; (ii) a consultant to the Company, to a related entity, to a subsidiary, or to a joint venture affiliate, who  is engaged to provide services to the Company, related entity, a subsidiary, or a joint venture affiliate (other than services provided in relation to a distribution) under a written contract; or who spends or will spend a significant amount of time and attention on affairs and business valuable to the Company; (iii) a director or officer of a related entity, a subsidiary or a joint venture affiliate; or (iv) an outside director of the Company.

Subject to certain exceptions, the total number of Shares reserved and available for grant and issuance pursuant to the Amended Plan is the lesser of a rolling number equal to 20% of the total issued and outstanding Shares from time to time and 50,000,000. Notwithstanding the foregoing: (i) the number of Shares reserved for issuance to any one person pursuant to options granted under the Amended Plan shall not exceed 5% of the issued and outstanding Shares; (ii) the number of Shares which may be reserved for issuance pursuant to the Amended Plan (together with those Shares which may be issued pursuant to any other share compensation arrangement of the Company) to all related persons of the Company shall not exceed 10% of the Shares outstanding on a non-diluted basis from time to time; (iii) the number of Shares which may be issued pursuant to the Amended Plan (together with those Shares which may be issued pursuant to any other share compensation arrangement of the Company) to all related persons of the Company, within a one-year period, shall not exceed 10% of the Shares outstanding on a non-diluted basis from time to time; and (iv) the number of Shares which may be issued pursuant to the Amended Plan (together with those Shares which may be issued pursuant to any other share compensation arrangement of the Company) to any one related person of the Company and such related person’s associates, within a one-year period, shall not exceed 5% of the Shares outstanding on a nondiluted basis from time to time.

The options have a maximum term of five years from the date of issue.

The vesting schedule for any option shall be determined by the board of directors of the Company acting in its sole discretion, and shall be noted in the stock option certificate or agreement that evidences such option, unless the vesting schedule is accelerated in accordance with the provisions of the Amended Plan or an optionee’s employment agreement.

The exercise price of options will be determined by the directors when the option is granted and, if the Company’s Shares are then listed on a stock exchange, shall not be less than price permitted by the policies of such stock exchange.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval of the Amended Plan and authorize the Directors at their discretion to grant options in accordance with the Amended Plan.

Continental Energy Corporation - AGM 2008   Information Circular   Page 8 of 15

VOTE ISSUE – 5 : RATIFY ACTS OF DIRECTORS AND OFFICERS

The members will be asked to confirm, ratify and approve all proceedings, resolutions, acts, deeds and things done, on behalf of the Company, by the Board of Directors, the Directors and the Officers of the Company during the year preceding the Meeting and ending upon the date of this Notice. Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval and ratification of the proceedings, resolutions, acts, deeds and things done by the Board of Directors, the Directors and the Officers of the Company during the year preceding the Meeting and to authorize the Board of Directors, the Directors and the Officers of the Company to continue and proceed taking additional action on behalf of the Company during the ensuing year.

AUDIT COMMITTEE

National Instrument 52-110 of the Canadian Securities Administrators (“NI 52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following.

Composition of the Audit Committee  -  The Company’s audit committee during the most recently completed financial year consisted of  three directors: James D. Eger, Philip B. Garrison, and David W.T. Yu.  As at the date of this Information Circular Richard L. McAdoo has replaced James D. Eger on the audit committee. As defined in NI 52-110, Philip B. Garrison, and David W.T. Yu. are both “independent”.  James D. Eger is CFO of the Company and Richard L. McAdoo is CEO of the Company and are therefore not independent. Also as defined in NI 52-110, all of the audit committee members are “financially literate”.

Relevant Education and Experience  -  Details of the relevant education and experience of each audit committee member is disclosed above under “Resumes of Company’s Candidates for Re-election as  Directors”.

Audit Committee Charter  -  The Company has adopted a Charter of the Audit Committee of the Board of Directors, which is attached as Schedule “A” to this Information Circular.

Audit Committee Oversight  -  During the most recently completed financial year, the Company’s Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions - During the most recently completed financial year, the Company has not relied on the exemptions contained in section 2.4 or under part 8 of MI 52-110.  Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided.  Part 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

Pre-Approval Policies and Procedures - The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.  Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Company’s Board of Directors, and where applicable the audit committee, on a case-by-case basis.

External Auditor Service Fees

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements.  “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories. The fees paid by the Company to its auditor during the two most recently completed financial years, by category, are as follows:

	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
Year ended June 30, 2008	Estimate $25,000	Estimate $3,000	Nil	Nil
Year ended June 30, 2007	$30,000	$3,000	Nil	Nil

1 Review and preparation related FYE filings for US SEC including Form20F.

Exemption

The Company is relying on the exemption provided by section 6.1 of NI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

STATEMENT OF CORPORATE GOVERNANCE PRACTICE

The Canadian Securities Administrators have issued guidelines on corporate governance disclosure for venture issuers as set out in Form 58-101F2 (the “Disclosure”).  The Disclosure addresses matters relating to constitution and independence of directors, the functions to be performed by the directors of a company and their committees and effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators.  The Company’s approach to corporate governance in the context of the specific Disclosure issues outlined in Form 58-101F2 is set out in the attached Schedule “B”.

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OTHER MATTERS

It is not known if any other matters will come before the Meeting other than set forth above and in the Notice of Meeting, but if such should occur, the persons named in the accompanying Proxy intend to vote on any poll, on such matters in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information regarding the Company is available on SEDAR at www.sedar.com.  Shareholders can obtain copies of the Company’s financial statements and management discussion and analysis of financial results by sending a request in writing to the Company at 14001 Dallas Parkway, Suite 1200, Dallas, Texas, 75240, USA.  Financial information regarding the Company is provided in the Company’s audited financial statements for the years ended June 30, 2008 and 2007 and in the accompanying management discussion and analysis, both of which are available on SEDAR at www.sedar.com.

DATED at November 7, 2008.

(signed)

Richard L. McAdoo,
Director, CEO & President

Continental Energy Corporation - AGM 2008   Information Circular   Page 10 of 15

SCHEDULE - A:  AUDIT COMMITTEE CHARTER

CONTINENTAL ENERGY CORPORATION

Audit/Conflicts Committee Charter

Last Revised 22-Nov-05

I.

Purpose

The Audit/Conflicts Committee (the "Committee") of Continental Energy Corporation (the "Company") will:

A.

assist the Company's Board of Directors (the "Board") in its oversight of:

1.

the integrity of the Company's financial statements, and disclosure and other internal control processes; and

2.

the Company's compliance with ethics policies, and legal and regulatory requirements;

B.

select, retain, compensate, oversee and evaluate the independent auditor;

C.

select, appoint and evaluate personnel to perform the Company's internal audit function as and when, in the opinion of the Committee such become necessary and justified;

D.

provide oversight on the Company's guidelines and policies for assessment and management of financial risk, and any other matters as the Board or the Committee deems appropriate; and

E.

review transactions involving the Company or its majority owned or controlled subsidiaries that the Board believes may involve conflicts of interest.

II.

Organization and Meetings

A.

The Committee will consist of at least three Directors, including a Chairperson, each of whom:

1.

will meet the applicable independence and experience requirements of any applicable or relevant stock exchange or listing authority, the British Columbia Securities Commission, the USA federal securities laws (as amended by the Sarbanes-Oxley Act of 2002) and the rules and regulations of the U.S. Securities and Exchange Commission ("SEC");

2.

will be, in the Board's judgment, financially literate; and

3.

will not simultaneously serve on the audit committees of more than two other public companies, and will not serve as audit committee chairperson for more than one other public company, unless, in each case, the Board of Directors determines that such simultaneous service would not impair the ability of such member to effectively serve on the Committee, and such determination is disclosed in the Company's annual report to shareholders.

B.

At least one member of the Committee will be an "audit committee financial expert" as defined by applicable regulations of the SEC.

C.

The Committee will meet as often as it determines, but not less frequently than annually.

D.

The Committee also will meet periodically with management and with applicable internal audit function personnel and with the independent auditor (without the participation of management), in separate executive sessions.

E.

The chairperson of the Committee, or a majority of the Committee members, may call a special meeting of the Committee.

F.

A majority of the members of the Committee, present in person or by means of conference telephone, shall constitute a quorum.

G.

The Committee may request that any directors, officers or employees of the Company, or any other persons whose advice and counsel are sought by the Committee, attend any meeting of the Committee to provide such pertinent information as the Committee may request.

H.

The Committee shall report regularly to the full Board with respect to its activities.

I.

The Committee may act through written resolutions circulated by any communications means appropriate provided that all members of the Committee sign, in counterpart, any minutes or actions taken.

J.

Written minutes of all Committee meetings and circular resolutions shall be kept and the minutes shall be maintained with the books and records of the Company.

III.

Responsibilities

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to determine that the Company's financial statements are complete, accurate, and in accordance with accounting principles generally accepted in the United States, or to plan or conduct audits. These are the responsibilities of management or the independent auditor. The Committee may amend this Charter from time to time as it deems appropriate, with Board approval.

A.

Selection and Oversight of Independent Auditor

The Committee will have the sole authority and responsibility to select, evaluate and, where appropriate, replace the independent auditor. The independent auditor will report directly to the Committee. The Committee will resolve disagreements between management and the independent auditor regarding financial reporting, and communicate to the independent auditor that he/she is ultimately accountable to the Committee. The Company will provide appropriate funding, as determined by the Committee, to compensate the independent auditor. The Committee will:

Continental Energy Corporation - AGM 2008   Information Circular   Page 11 of 15

1.

review and evaluate the lead audit partner of the independent auditor team;

2.

ensure the rotation of the lead audit partner, and other professional personnel of the independent auditor involved in the audit, as required by law and regulation;

3.

consider whether to rotate the independent auditing firm on a regular basis;

4.

set clear hiring policies for employees or former employees of the independent auditor, in compliance with SEC regulations and stock exchange listing standards;

5.

meet with the independent auditor prior to the audit to discuss the planning and staffing of the audit; and

6.

pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed by the independent auditor, subject to applicable de minimis exceptions for non-audit services. The Committee may delegate this authority to a subcommittee of one or more Committee members; provided, however, that such subcommittee decisions are subsequently presented to the full Committee.

B.

Assessment of Independence and Quality of Independent Auditor

The Committee will engage in an active dialogue with the independent auditor regarding any disclosed relationships or services that might impact the objectivity and independence of the independent auditor, and take appropriate action in response to the independent auditor's report to satisfy itself of the independent auditor's independence.

At least annually, the Committee will obtain and review a formal written report by the independent auditor describing:

1.

the auditing firm's internal quality-control procedures;

2.

any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the independent auditor, and any steps taken to deal with any such issues; and

3.

all relationships between the independent auditor and the Company (in order to assess independence).

IV.

Appointment of Personnel to Perform Internal Audit Function

The Committee annually will evaluate, and recommend to the Board of Directors, the election and appointment of the personnel to perform the Company's internal audit function and review and approve any applicable budget (or cost allocation), staffing and annual audit plan required in connection with the performance of the Company's internal audit function. The Committee will have separate direct lines of communication between itself and such internal audit function personnel and, with regard to litigation and legal and regulatory compliance, the General Counsel.

V.

Oversight of Financial Disclosure and Internal Controls

A.

The Committee will review and discuss with management, applicable internal audit function personnel and the independent auditor, as appropriate:

1.

the Company's annual audited financial statements and quarterly unaudited financial statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the results of each quarterly review and annual audit by the independent auditor, and other matters

2.

required to be discussed with the independent auditor by relevant auditing standards, including the quality, not just the acceptability, of the accounting principles and underlying estimates used in the audited financial statements.

B.

The Committee will report to the Board whether it recommends that the most recent year's audited financial statements be included in the Form 10-K;

1.

any other SEC filings as the Committee deems appropriate, prior to filing;

2.

earnings press releases (including the use of pro forma or adjusted non-GAAP information) prior to release;

3.

financial information and earnings guidance provided to analysts and rating agencies (this discussion may be general, and need not take place prior to each instance in which such information is provided); and

4.

the integrity of the Company's accounting and financial reporting processes (both internal and external), including:

a.

all critical accounting policies and practices (including accounting estimates) to be used by the Company, including all major issues regarding accounting principles and financial statement presentations, and any significant changes in the Company's selection or application of accounting principles;

b.

analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments (including use of estimates) made in connection with the preparation of the financial statements, including any required analyses of the effects of alternative GAAP methods on the financial statements;

c.

the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company;

d.

the results of the activities of the internal audit function personnel and the independent auditor, including major conclusions, findings and recommendations and related management responses;

Continental Energy Corporation - AGM 2008   Information Circular   Page 12 of 15

e.

any material written communications between the independent auditor and management, including any management letters or schedules of unadjusted differences; and

f.

matters of audit quality and consistency, including required communications between the audit team and the independent auditor's national office respecting auditing or accounting issues arising during the engagement.

g.

management's assertions concerning disclosure controls and procedures; and its assessment of the effectiveness of internal controls as of the end of the most recent fiscal year, including the independent auditor's report thereon;

h.

the adequacy and effectiveness of internal controls, including any disclosures made to the Committee by the chief executive officer and/or chief financial officer of the Company, regarding:

i.

significant deficiencies in the design or operation of internal controls or any

j.

material weaknesses therein; and

k.

any fraud, whether or not material, involving management or other employees who have a significant role in the Company's internal controls; and

l.

any special audit steps adopted in light of material control deficiencies.

C.

The Committee will review and discuss, with the independent auditor, any audit problems or other difficulties encountered by the independent auditor in the course of the audit process, and management's response, including any:

1.

restrictions on the scope of the independent auditor's activities or on access to requested information;

2.

significant disagreements with management (and management's responses to such matters);

3.

accounting adjustments that were noted or proposed by the independent auditor but were passed (as immaterial or otherwise); and

4.

management or internal control letter issued, or proposed to be issued, by the independent auditor to the Company.

D.

The Committee will review:

1.

material litigation involving the Company and litigation involving officers and directors of the Company;

2.

the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the Company's financial statements;

3.

the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures,

4.

including the Company's risk assessment and risk management policies;

5.

major capital project post audit results; and

6.

such other matters as the Board or the Committee considers appropriate.

VI.

Compliance and Investigations

The Committee will establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Committee will receive corporate attorneys’ reports of evidence of a material violation of securities laws or breaches of fiduciary duty. In discharging its oversight role, the Committee is empowered to investigate any matter within the scope of its responsibility, with full access to all books, records, facilities and personnel of the Company. The Committee may request any officer or employee of the Company, or the Company’s outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

VII.

Engagement of Experts and Advisors

The Committee will, as it deems appropriate, engage outside legal, accounting or other advisors, without the need for prior approval by the Board of Directors. The Company will provide appropriate funding, as determined by the Committee, for payment of applicable fees and expenses for these parties.

VIII.

Self-Assessment and Evaluation

The Committee will perform a review and evaluation, at least annually, of the performance of the Committee and its members, including a review of the Committee's compliance with this Charter. In addition, the Committee will review and reassess, at least annually, the adequacy of this Charter and recommend to the Board of Directors any improvements to this Charter that the Committee considers necessary. The Committee will conduct such evaluations and reviews in such manner as it deems appropriate.

---oOo---

Continental Energy Corporation - AGM 2008   Information Circular   Page 13 of 15

SCHEDULE-B : STATEMENT OF CORPORATE GOVERNANCE DISCLOSURE OF VENTURE ISSUER

The following description of the governance practices of the Company is provided in accordance with the guidelines of National Instrument 58-101, as set out in Form 58-101F2 (the “Form 58-101F2 Guidelines”).  The Form 58-101F2 Guidelines address matters relating to constitution and independence of directors, the functions to be performed by the directors of a company and their committees and effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators.  The directors of the Company will continue to monitor the developments and the various changes to the proposed corporate governance guidelines and best practices and where applicable will amend its corporate governance guidelines accordingly.

Form 58-101F2 Guideline	The Governance Disclosure of the Company
1. Board of Directors

Disclose how the Board of Directors (the “Board”) facilitates its exercise of independent supervision over management, including the identity of directors that are independent, and the identity of directors who are not independent, and the basis for that determination.

During the past fiscal year the Board consisted of four (4) directors, of whom two (2) are independent.  None of the unrelated directors has any direct or indirect material relationship with the Company (other than shareholdings) which could, in the view of the Company’s Board, reasonably interfere with the exercise of a director’s independent judgment.  Phillip B. Garrison and David W.T. Yu are independent directors.  Richard L. McAdoo is the President of the Company, and is not independent.   James D. Eger is the CFO and Secretary of the Company and is not independent.

2. Directorships
If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	The directors of the Company are directors of the following reporting issuers set opposite their names:
	Name of Director	Reporting Issuer(s)
	David W.T. Yu	Apolo Gold & Energy Inc. (OTC: APLL)

3. Orientation and Continuing Education
Describe what steps, if any, the Board takes to orient new Board members, and describe any measures the Board takes to provide continuing education for directors.

Orientation and education of new members of the Board is conducted informally by management and members of the Board.  The orientation provides background information on the Company’s history, performance and strategic plans. The Board encourages directors and senior management to participate in appropriate professional and personal development activities, courses and programs.  In addition, the Company will provide any further continuing education opportunities for all directors, where required, so that individual directors may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Company’s business remains current.

4. Ethical Business Conduct
Describe what steps, if any, the Board takes to encourage and promote a culture of ethical business conduct.

The Board has adopted a formal written code of business conduct and ethics available on SEDAR at www.sedar.com. The Board monitors compliance with the code to ensure that its standards are met. All employees are provided with a copy of the code and management is responsible for brining any issues that arise with the code to the Board’s attention.

Continental Energy Corporation - AGM 2008   Information Circular   Page 14 of 15

5. Nomination of Directors
Disclose what steps, if any, are taken to identify new candidates for Board nomination, including who identifies new candidates, and the process of identifying new candidates.

The Board as a whole identifies new candidates for election to the Board. The Board prepares a shortlist of potential candidates through discussion with respected financial, legal and commercial institutions and interviews the interested candidates. The key criteria include the following: (i) professional background and related qualifications; (ii) industry experience and relevant professional relationships; (iii) other board appointments; (iv) professional standing and reputation in the investment and oil and gas communities; (v) membership of industry committees and (vi) particular technical or financial background depending on the mix of experience on the Board at that time.

The Board reviews the shortlist and makes the final determination about director nominations and appointments. Where appropriate independent consultants are engaged to identify possible new candidates for the Board.

6. Compensation
Disclose what steps, if any, are taken to determine compensation for the directors and CEO, including who determines compensation, and the process of determining compensation.

Members of the Board are paid a lump sum annual fee of US$ 15,000 per year at a time near the AGM for their services in acting as directors plus are from time to time granted incentive stock options pursuant to the Company’s stock option plan.  The Board as a whole determines the stock option grants for each director. The Compensation Committee members review on an ongoing basis, the compensation of the senior officers to ensure that it is competitive. The Board and the Compensation Committee rely on objective criteria when determining the compensation of the CEO.  These criteria include the attainment of the Company’s pre-set objectives for the previous financial year, comparisons of salaries paid to other senior officers in the industry and any advice given by independent advisors and consultants to the Company.

7. Other Board Committees
If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board is satisfied that in view of the nature and extent of the Company’s business operations, it is more efficient and cost effective for the full Board to perform the duties that would be required by standing committees, other than the Audit Committee and the Compensation Committee.

8. Assessments
Disclose what steps, if any, that the Board takes to satisfy itself that the Board, its committees, and its individual directors are performing effectively.	The Board does not, at present, have a formal process in place for assessing effectiveness of the Board as a whole or its individual directors.

---oOo---

Continental Energy Corporation - AGM 2008   Information Circular   Page 15 of 15

CONTINENTAL ENERGY CORPORATION

STOCK OPTION PLAN

Adopted: 12 December 2008

Purpose.  The purpose of this Plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company or any subsidiary of the Company, by offering them an opportunity to participate in the Company’s future performance through awards of Options.

ARTICLE I
INTERPRETATION

1.1

Definitions.  As used in this Plan, the following words and terms will have the following meanings:

(a)

“Board” means the board of directors of the Company;

(b)

“Change of Control” means:

(i)

any Person, or combination of Persons acting jointly or in concert, acquiring or becoming the beneficial owner of, directly or indirectly, more than 50% of the voting securities of the Company, whether through the acquisition of previously issued and outstanding voting securities of the Company or of voting securities of the Company that have not been previously issued, or any combination thereof or any other transaction having a similar effect; and

(ii)

amalgamation, merger or arrangement of the Company with or into another entity where the holders of Shares immediately prior to the transaction will hold less than 51% of the voting securities of the resulting entity upon completion of the transaction.

(c)

“Code” means the United States Internal Revenue Code of 1986, as amended.

(d)

“Committee” means the committee appointed by the Board to administer this Plan, or if no committee is appointed, the Board;

(e)

“Company” means Continental Energy Corporation or any successor corporation;

(f)

“Disability” means the mental or physical state of an individual such that:

(i)

the Board, other than such individual, determines that such individual has been unable, due to illness, disease, mental or physical disability or similar cause, to fulfill his or her obligations as an employee, independent contractor, consultant or director of the Company either for any consecutive six month period or for any period of eight months (whether or not consecutive) in any consecutive 12 month period; or

(ii)

a court of competent jurisdiction has declared such individual to be mentally incompetent or incapable of managing his or her affairs.

(g)

“Eligible Person” means any person who is:

(i)

a part-time or full-time employee, or independent contractor of the Company, a Related Entity, a Subsidiary or a Joint Venture Affiliate; or

(ii)

a consultant to the Company, to a Related Entity, to a Subsidiary, or to a Joint Venture Affiliate who (i) is engaged to provide services to the Company, Related Entity, Subsidiary, or a Joint Venture Affiliate (other than services provided in relation to a distribution)under a written contract;; or who (ii) spends or will spend a significant amount of time and attention on affairs and business valuable tothe Company;

(iii)

a director or officer of a Related Entity, a Subsidiary, or a Joint Venture Affiliate; or

(iv)

an Outside Director of the Company;

(h)

“Expiration Date” means the expiration date specified in the Stock Option Agreement; provided, however, that if at any time the expiry of the term of an Option should be determined to occur either during a period in which the trading of Shares by the optionee is restricted under the insider trading policy or other policy of the Company or within ten business days following such a period, such Expiry Date shall be deemed to be the date that is the tenth business day following the date of expiry of such restriction.  Subject to the foregoing, the Expiration Date shall not be more than five years after the date of the grant;

(i)

“Exercise Price” means the price at which a holder of an Option may purchase the Shares issuable upon exercise of the Option;

Stock Option Plan 12/12/08	Continental Energy Corporation	Page 1 of 9

(j)

"Joint Venture Affiliate" means a joint venture partner of the Company or a Subsidiary

(k)

“Non-Qualified Stock Option” means an Option that is not a Qualified Stock Option, as designated in the applicable Stock Option Agreement;

(l)

“Option” means an award of an option to purchase Shares hereunder;

(m)

“Outside Director” means every director of the Company, a Subsidiary, or a Joint Venture Affiliate who is not a part-time or full-time employee, consultant, or independent contractor of the Company;

(n)

“Participant” means every Eligible Person who is approved for participation in the Plan by the Committee;

(o)

“permitted assign” means, for a person that is an employee, executive officer, director or consultant of the Company or of a Related Entity,

(i)

a trustee, custodian, or administrator acting on behalf of, or for the benefit of the person,

(ii)

a holding entity of the person,

(iii)

an RRSP or a RRIF of the person,

(iv)

 a spouse of the person,

(v)

a trustee, custodian, or administrator acting on behalf of, or for the benefit of the spouse of the person,

(vi)

a holding entity of the spouse of the person, or

(vii)

an RRSP or a RRIF of the spouse of the person;

(p)

“Plan” means this Stock Option Plan, as further amended from time to time;

(q)

“Qualified Stock Option” means an Option intended to qualify as an incentive stock option within the meaning of section 422 of the Code, as designated in the applicable Stock Option Agreement;

(r)

“Related Entity” means for the Company, a person that controls or is controlled by the Company or that is controlled by the same person that controls the Company;

(s)

“Related Person” means for the Company:

(i)

a director or executive officer of the Company or a Related Entity;

(ii)

an associate of a director or executive officer of the Company or of a Related Entity; or

(iii)

a permitted assign of a director or executive officer of the Company or of a Related Entity;

(t)

“Shares” means the Common Shares (of any series, if applicable) in the capital of the Company and includes any shares of the Company into which such shares may be converted, reclassified, redesignated, subdivided, consolidated, exchanged or otherwise changed;

(u)

“Stock Option Agreement” has the meaning given to that term in subsection ;

(v)

"Subsidiary" means, for any entity not otherwise a Related Entity, a partially owned subsidiary of the Company in which the Company owns at least 5% of its outstanding voting stock;

(w)

“Termination” or “Terminated” means, for purposes of this Plan with respect to a Participant that the Participant has for any reason ceased to provide continuous services as an employee, independent contractor, director or consultant to the Company.  An employee will not be deemed to have ceased to provide services in the case of:

(i)

sick leave; or

(ii)

any other leave of absence approved by the Committee, provided that such leave is for a period of not more than 90 days unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to formal policy adopted from time to time by the Company and issued and promulgated to employees in writing.

The Committee will have sole discretion to determine whether a Participant has ceased to provide continuous services and the effective date on which the Participant ceased to provide services (the “Termination Date”);

(x)

“U.S. Participant” means a Participant who is a United States citizen or resident within the meaning of the Code; and

Stock Option Plan 12/12/08	Continental Energy Corporation	Page 2 of 9

(y)

“U.S. Subsidiary” means a subsidiary of the Company within the meaning of subsection 424(f) of the Code or any successor provision.

ARTICLE II
THE PLAN/GRANT OF OPTIONS

2.1

Number of Shares Available.  Subject to section 2.2 and Article 5, the maximum number of Shares reserved and available for grant and issuance pursuant to this Plan shall be the lower of

(a)

a rolling number equal to 20% of the total issued and outstanding Shares from time to time and

(b)

50,000,000 Shares, in any case all of which may be made subject to Qualified Stock Options.

For purposes of the foregoing, any Shares issued upon exercise of Options shall not reduce the percentage of Shares which may be issuable pursuant to Options granted under the Plan.  Subject to section 2.2 and Article 5, any unissued Shares in respect of which Options are granted but that are subject to issuance upon exercise of an Option but cease to be issuable under such Option for any reason (other than exercise of such Option), including without limitation, expiry of the Option or surrender of the Option pursuant to an option exchange program, will again be available for grant and issuance in connection with future Options granted under this Plan.  At all times the Company will reserve and keep available a sufficient number of Shares as will be required to satisfy the requirements of all outstanding Options granted under this Plan.

Notwithstanding the foregoing, unless shareholder approval is obtained by the Company:

(i)

the number of Shares reserved for issuance to any one person pursuant to Options granted under the Plan shall not exceed 5% of the issued and outstanding Shares;

(ii)

the number of Shares which may be reserved for issuance pursuant to the Plan (together with those Shares which may be issued pursuant to any other share compensation arrangement of the Company) to all Related Persons shall not exceed 10% of the Shares outstanding on a non-diluted basis from time to time;

(iii)

the number of Shares which may be issued pursuant to the Plan (together with those Shares which may be issued pursuant to any other share compensation arrangement of the Company) to all Related Persons, within a one-year period, shall not exceed 10% of the Shares outstanding on a non-diluted basis from time to time; and

(iv)

the number of Shares which may be issued pursuant to the Plan (together with those Shares which may be issued pursuant to any other share compensation arrangement of the Company) to any one Related Person and such Related Person’s associates, within a one-year period, shall not exceed 5% of the Shares outstanding on a non-diluted basis from time to time.

2.2

Adjustment of Shares.  In the event that the number of outstanding Shares is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, consolidation, combination, reclassification or similar change in the capital structure of the Company without consideration, then:

(a)

the number of Shares reserved for issuance under the Plan; and

(b)

the number of Shares subject to outstanding Options; and

(c)

the Exercise Prices of outstanding Options;

will be proportionately adjusted, subject to any required action by the Board or the shareholders of the Company and compliance with applicable securities laws; provided, however, that fractions of a Share will not be issued but will either be: (i) paid in cash at the closing market price of the Shares on the OTC Bulletin Board, or such other exchange or trading platform as the Company may be listed, on the date of such aforementioned event; or (ii) rounded down to the nearest whole Share, as determined by the Committee.

2.3

Options.  The Committee may grant Options to Eligible Persons and will determine the number of Shares subject to the Option, the Exercise Price of the Option, the period during which the Option may be exercised, and all other terms and conditions of the Option, subject to the following:

(a)

Form of Option Grant.  Each Option granted under this Plan will be evidenced by a stock option agreement or stock option certificate (whether a stock option agreement or stock option certificate, called the “Stock Option Agreement”) which will be in such form set out in Schedule “A” hereto and may contain such provisions (which need not be the same for each Participant) as the Committee may from time to time approve, and which will comply with and be subject to the terms and conditions of this Plan;

Stock Option Plan 12/12/08	Continental Energy Corporation	Page 3 of 9

(b)

Date of Grant.  The date of grant of an Option will be the date on which the Committee makes the determination to grant such Option, unless otherwise specified by the Committee.  The Stock Option Agreement and a copy of this Plan will be delivered to the Participant within a reasonable time after the granting of the Option;

(c)

Exercise Period.  Subject to Article VII and section 2.3(f), Options may be exercisable, up to the Expiration Date, while the Participant is in continuous service and has not ceased to provide services to the Company and, if applicable, in accordance with any vesting schedule determined by the Committee, acting in its sole discretion, with respect to any Participant and so noted in the Stock Option Agreement for such Participant, unless the vesting schedule is accelerated in accordance with the provisions of this Plan or such Participant’s employment agreement.  If the application of vesting causes the Option to become exercisable with respect to a fractional Share, such Share shall be rounded down to the nearest whole Share.  The Committee also may provide for Options to become exercisable at one time or from time to time, periodically or otherwise, in such number of Shares or percentage of Shares as the Committee determines.  The option shall expire on the Expiration Date set forth in the Stock Option Agreement and must be exercised, if at all, on or before the Expiration Date;

(d)

Exercise Price.  The Exercise Price of an Option will be determined by the Committee when the Option is granted and, if the Shares are listed on a stock exchange, shall not be less than the price permitted by the policies of such stock exchange;

(e)

Method of Exercise.  Options may be exercised only by delivery to the Company of a written stock option exercise agreement (the “Exercise Agreement”) in a form set out in Schedule B hereto and approved by the Committee (which need not be the same for each Participant), stating the Participant’s election to exercise the Option, the number of Shares being purchased, the restrictions imposed on the Shares purchased under such Exercise Agreement, if any, and such representations and agreements regarding Participant’s investment intent and access to information and other matters, if any, as may be required or desirable by the Company to comply with applicable securities laws, together with payment in full of the Exercise Price in cash or cash equivalents, and any applicable taxes, for the number of Shares being purchased.  If someone other than the Participant exercises the Option, then such person must submit documentation reasonably acceptable to the Company that such person has the right to exercise the Option.  The Option may not be exercised unless such exercise is in compliance with all applicable securities laws, as they are in effect on the date of exercise;

(f)

Termination.  Subject to Article VII and earlier termination pursuant to Article 5 and notwithstanding the exercise periods set forth in the Stock Option Agreement, exercise of an Option will always be subject to the following:

(i)

if the Participant is Terminated for any reason other than for cause or the Participant’s death or Disability, then the Participant may exercise such Participant’s Options, (but only to the extent that such Options would have been vested and exercisable upon the Termination Date), no later than three months after the Termination Date (but in any event, no later than the Expiration Date) or such other period as may be specified in the Stock Option Agreement;

(ii)

if the Participant is Terminated for cause, then the Participant may exercise such Participant’s Options, (but only to the extent that such Options would have been vested and exercisable upon the Termination Date), no later than the second business day after the Termination Date (but in any event, no later than the Expiration Date) or such other period as may be specified in the Stock Option Agreement; and

(iii)

if the Participant is Terminated because of the Participant’s death or Disability, then such Participant’s Options may be exercised, (but only to the extent that such Options would have been vested and exercisable by Participant on the Termination Date) by Participant (or Participant’s legal representative or authorized assignee), no later than 12 months after the Termination Date (but in any event no later than the Expiration Date) or such other period as may be specified in the Stock Option Agreement;

(g)

Limitations on Exercise.  The Committee may specify a reasonable minimum number of Shares that may be purchased on exercise of an Option, provided that such minimum number will not prevent Participant from exercising the Option for the full number of Shares for which it is then exercisable;

(h)

Modification, Extension or Renewal.  Subject to section 6.1(c), the Committee may modify, extend or renew outstanding Options and authorize the grant of new Options in substitution therefor, provided that any such action may not, without the written consent of a Participant, impair any of such Participant’s rights under any Option previously granted; and

(i)

Issuance of Shares.  Provided that the Exercise Agreement and payment are in form and substance satisfactory to counsel for the Company, the Company shall issue the Shares registered in the name of the Participant or Participant’s legal representative and shall deliver certificates representing the Shares with the appropriate legends affixed thereto.

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ARTICLE III
ADMINISTRATION

3.1

Committee Authority.  This Plan will be administered by the Committee or the Board acting as the Committee.  Subject to the general purposes, terms and conditions of this Plan, and to the direction of the Board, the Committee will have full power to implement and carry out this Plan including, without limitation, the authority to:

(a)

construe and interpret this Plan, any Stock Option Agreement and any other agreement or document executed pursuant to this Plan;

(b)

prescribe, amend and rescind rules and regulations relating to this Plan (subject to section 6.1);

(c)

select Eligible Persons to receive Options under the Plan;

(d)

determine the form and terms of Options and Stock Option Agreements, not inconsistent with the terms of the Plan;

(e)

determine the Exercise Price of an Option;

(f)

determine the number of Shares to be covered by each Option;

(g)

determine whether Options will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, any other incentive or compensation plan of the Company;

(h)

amend or modify each Option (subject to section 6.1);

(i)

determine the vesting and exercisability of Options; and

(j)

correct any defect, supply any omission, or reconcile any inconsistency in this Plan, any Option, any Stock Option Agreement or any Exercise Agreement (subject to section 6.1).

3.2

Committee Discretion.  Any determination made by the Committee with respect to any Option will be made in its sole discretion at the time of grant of the Option or, unless in contravention of any express term of this Plan or Option, at any later time, and such determination will be final and binding on the Company and on all persons having an interest in any Option under this Plan.

ARTICLE IV
PRIVILEGES OF OWNERSHIP

4.1

Voting and Dividends.  No Participant will have any of the rights of a shareholder with respect to any Shares until the Shares are issued as evidenced by the appropriate entry on the securities register of the Company.  After Shares are issued to the Participant, the Participant will be a shareholder and have all the rights of a shareholder with respect to such Shares, including the right to vote and receive all dividends or other distributions made or paid with respect to such Shares.

4.2

Non-Transferability of Options.  Options granted under this Plan, and any interest therein, may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation of law or otherwise) other than by will or by the applicable laws of descent; provided however that, with respect to any Non-Qualified Stock Option, a Participant may transfer such Option to:

(a)

a trust created by the Participant for the benefit of his or her lawful spouse, child, or children;

(b)

such Participant’s lawful spouse, child or children; or

(c)

a corporation, all of the shares of which are owned by the Participant.

Upon any such permitted transfer, none of the aforesaid transferees shall become a Participant under this Plan and the transferring Participant shall remain the Participant for the purposes of the interpretation of the terms and conditions of this Plan, as applicable.  Options under this Plan shall not be subject to execution, attachment or similar process.  The terms of the Option shall be binding upon the executors, administrators and heirs of the Participant.

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ARTICLE V
CORPORATE TRANSACTIONS

5.1

Assumption or Replacement of Options by Successor.  If the event of:

(a)

a merger or consolidation in which the Company is not the surviving corporation (other than a merger or consolidation with a wholly-owned subsidiary, or other transaction in which there is no substantial change in the shareholders of the Company or their relative shareholdings and the Options granted under this Plan are assumed, converted or replaced by the successor corporation, which assumption will be binding on all Participants);

(b)

a merger in which the Company is the surviving corporation but after which shareholders of the Company immediately prior to such merger (other than any shareholder which merges, or which owns or controls another corporation which merges, with the Company in such merger) cease to own their shares or other equity interests in the Company; or

(c)

the sale of substantially all of the assets of the Company,

any or all outstanding Options may be assumed, converted or replaced by the successor corporation (if any), which assumption, conversion or replacement will be binding on all Participants or, in the alternative, the successor corporation may substitute equivalent Options or provide substantially similar consideration to Participants as was provided to shareholders (after taking into account the existing provisions of the Options).  The successor corporation may also issue, in place of outstanding Shares of the Company held by the Participant, substantially similar shares or other property subject to repurchase restrictions and other provisions no less favourable to the Participant than those which applied to such outstanding Shares immediately prior to such transaction described in this section 5.1, which substitution, provision or other consideration or issuance shall be binding on all Participants.  In the event such successor corporation (if any) refuses to assume or substitute Options, as provided above, pursuant to a transaction described in this section 5.1, then notwithstanding any other provision in this Plan to the contrary, such Options will expire on such transaction at such time and on such conditions as the Committee will determine (including, without limitation, the Committee may, in the exercise of its sole discretion in such instances, give each Participant the right to exercise his or her Option as to all or a part of the Shares thereof, including Shares as to which the Option would not otherwise be exercisable).

5.2

Dissolution or Liquidation.  In the event of the proposed dissolution or liquidation of the Company, to the extent that an Option has not been previously exercised, it will terminate immediately prior to the consummation of such proposed action.  The Committee may, in the exercise of its sole discretion in such instances, declare that any Option shall terminate as of a date fixed by the Committee and give each Participant the right to exercise his or her Option as to all or any part of the Shares thereof, including Shares as to which the Option would not otherwise be exercisable.

5.3

Assumption of Options by the Company.  The Company, from time to time, also may substitute or assume outstanding options granted by another company, whether in connection with an acquisition of such other company or otherwise, by either:

(a)

granting an Option under this Plan in substitution of such other company’s option; or

(b)

assuming such option as if it had been granted under this Plan if the terms of such assumed option could be applied to an Option granted under this Plan.

Such substitution or assumption will be permissible if the holder of the substituted or assumed option would have been eligible to be granted an Option under this Plan if the other company had applied the rules of this Plan to such grant.  In the event the Company assumes an option granted by another company, the terms and conditions of such option will remain unchanged (except that the exercise price and the number and nature of shares issuable upon exercise of any such option will be adjusted appropriately).  In the event the Company elects to grant a new Option rather than assuming an existing option, such new Option may be granted with a similarly adjusted Exercise Price.

5.4

Effect of a Change of Control.  If a Change of Control occurs, the Committee will have the sole discretion to amend, abridge or otherwise eliminate any vesting schedule so that the Shares subject to each outstanding Option will become vested, whereupon such Option may be exercised in whole or in part by the Participant.

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ARTICLE VI
AMENDMENT OR TERMINATION OF PLAN

6.1

Board May Amend.  The Board shall have the power to, at any time and from time to time, either prospectively or retrospectively, amend, suspend or terminate the Plan or any Option granted under the Plan, including, without limiting the generality of the foregoing, changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in the Plan, and changes regarding the vesting of Options; provided, however, that:

(a)

such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(b)

no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of an optionee with respect to any then outstanding Option, as determined by the Board acting in good faith, without his or her consent in writing;

(c)

the Board shall obtain shareholder approval of the following:

(i)

any amendment to the maximum number of Shares specified in section 2.1 in respect of which Options may be granted under the Plan (other than pursuant to section 2.2);

(ii)

any amendment that would reduce the exercise price of an outstanding Option (as defined in applicable securities laws) of an insider, other than pursuant to section 2.2;

(iii)

any amendment that would extend the term of any Option granted to an insider under the Plan beyond the Expiration Date.

6.2

Powers of the Board Following Termination of the Plan.  If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board or the Committee and in force on the date of termination will continue in effect as long as any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board shall remain able to make such amendments to the Plan of the Options as they would have been entitled to make if the Plan were still in effect.

ARTICLE VII
ADDITIONAL PROVISIONS CONCERNING U.S. PARTICIPANTS

7.1

Committee Discretion Regarding Qualification.  Options granted to a U.S. Participant will generally be Qualified Stock Options, provided however, that the Committee may, at its discretion, at the time of the grant of the Options, make a determination as to whether the Options will be Qualified Stock Options or Non-Qualified Stock Options.

7.2

Options granted to Non-Employees.  Options granted to a Participant who is a United States citizen or resident within the meaning of the Code and who is not an employee of the Company or a U.S. Subsidiary will not be Qualified Stock Options. Any Stock Option Agreement with such an Optionee for a grant of Options under the Plan will state that the Options granted thereunder are Non-Qualified Stock Options for U.S. income tax purposes.

7.3

Additional Terms and Conditions.  In addition to the terms and conditions of Options granted under the Plan referred to in the preceding sections, Options granted to a U.S. Participant that are granted by the Company as Qualified Stock Options will be subject to the following terms and conditions:

(a)

Options will be designated in the Stock Option Agreement as either Qualified Stock Options or Non-Qualified Stock Options;

(b)

if the U.S. Participant is directly or indirectly the beneficial owner of more than 10% of the combined voting power of all classes of shares in the capital of the Company or a U.S. Subsidiary at the time an Option is granted to the U.S. Participant, the exercise price of such Option will be equal to at least 110% of the Exercise Price, as determined in accordance with subsection , and the term of the Option shall be five years from the date of grant thereof or such shorter term as may be provided in the Stock Option Agreement;

(c)

Options may not be transferred, assigned or pledged in any manner other than by will or applicable laws of descent and distribution and shall be exercisable during the U.S. Participant’s lifetime only by the U.S. Participant;

Stock Option Plan 12/12/08	Continental Energy Corporation	Page 7 of 9

(d)

no Options may be granted after the date immediately preceding the tenth anniversary of the earlier of the date this Plan was adopted or was approved by the Company's shareholders, except that if an amendment and restatement of this Plan has subsequently been approved by the Company's shareholders, no Options may be granted after the date immediately preceding the tenth anniversary of the date of such subsequent approval; and

(e)

notwithstanding any other provision of this Plan, such Option by its terms must not be exercisable after the expiry of ten years from the date the Option is granted.

7.4

Acknowledgments of U.S. Participants. If a U.S. Participant is granted Options under the Plan, the Exercise Agreement of the U.S. employee will contain acknowledgements by the U.S. employee that:

(a)

notwithstanding a designation of Options granted to a U.S. Participant as Qualified Stock Options, to the extent that the aggregate fair market value, determined as of the date such Options were granted, of the Shares issuable on exercise of Options which are exercisable for the first time by any U.S. Participant during any calendar year exceeds U.S.$100,000, such excess Options shall not be treated as Qualified Stock Options; and

(b)

in order for Options granted under the Plan to be treated as Qualified Stock Options:

(i)

Shares purchased on the exercise of an Option must not be sold or otherwise disposed of within two years from the date the Option was granted, or within one year from the date the Option was exercised;

(ii)

if a U.S. Participant’s employment with the Company terminates for any reason other than total disability or death as provided in (iii) or (iv), the U.S. Participant must maintain his or her status as a employee of the Company or U.S. Subsidiary at all times during the period beginning on the date the Option is granted and ending three months before the date an Option is exercised;

(iii)

if a U.S. Participant’s employment with the Company terminates because of “total disability,” his or her Option must be exercised before the date 12 months after the date of termination. The term “total disability” means a medically determinable mental or physical impairment that is expected to result in death or has lasted or is expected to last for a continuous period of 12 months or more and that, in the opinion of the Company and two independent physicians, causes the U.S. Participant to be unable to perform his or her duties as an employee, director, officer or consultant of the Company or U.S. Subsidiary and unable to be engaged in any substantial gainful activity. Total disability shall be deemed to have occurred on the first day after two independent physicians have furnished their written opinion of total disability to the Company and the Company has reached an opinion of total disability; and

(iv)

if a U.S. Participant dies while employed with the Company, his or her Options must be exercised within one year after the date of death.

(c)

The acknowledgement of the U.S. Participant in (b)(ii) above does not confer upon the U.S. Participant any right with respect to continuation of his employment relationship with the Company, nor will it interfere in any way with the Company’s right to terminate his employment relationship at any time, with or without cause.

7.5

Legend.  Unless and until Shares issuable upon the exercise of Options are registered under the United States Securities Act of 1933, as amended, Shares issued under this Plan to a Participant who is a resident of the United States of America will contain the following legend, as amended or supplemented by applicable laws:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED OR ASSIGNED EXCEPT (A) TO CONTINENTAL ENERGY CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT, IF AVAILABLE, OR (C) INSIDE THE UNITED STATES (1) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR (2) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN CONNECTION WITH ANY TRANSFERS PURSUANT TO (C)(1) OR (C)(2) ABOVE, THE SELLER HAS FURNISHED TO CONTINENTAL ENERGY CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING, REASONABLY SATISFACTORY TO THE COMPANY, TO THAT EFFECT.

7.6

Notwithstanding this Article 7, the Company does not assume responsibility for the income or other tax consequences for Participants or U.S. Participants under the Plan and they are advised to consult their own tax advisors.

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ARTICLE VIII
GENERAL

8.1

No Obligation to Employ.  Nothing in this Plan or any Option granted under this Plan will confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other relationship with, the Company or limit in any way the right of the Company to terminate Participant’s employment or other relationship at any time, with or without cause.

8.2

Governing Law.  This Plan and all Options granted under this Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia.

8.3

Notices.  Any notice required to be given or delivered to the Company under the terms of this Agreement shall be in writing and addressed to the Corporate Secretary of the Company at its principal corporate offices.  Any notice required to be given or delivered to Participant shall be in writing and addressed to participant at the address indicated in the Stock Option Agreement or to such other address as such party may designate in writing from time to time to the Company.  All notices shall be deemed to have been given or delivered upon:  personal delivery; three days after deposit in the mail by certified or registered mail (return receipt requested); one business day after deposit with any return receipt express courier (prepaid); or one business day after transmission by confirmed facsimile, rapidfax or telecopier.

8.4

Successors and Assigns.  The Company may assign any of its rights under this Agreement.  This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Company.

8.5

Non-exclusivity of the Plan.  Neither the adoption of this Plan by the Board nor any provision of this Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

8.6

Pre-Existing Options.  Notwithstanding the foregoing, nothing in this Plan shall apply, or be construed to apply to or otherwise effect any outstanding stock options granted by the Company prior to the date of this Plan. In any such case those stock options shall remain in full force and effect for the remainder of their term subject only to the rights, terms, and conditions of their grant and any stock option agreement in effect with the holder.

*    *    *    *

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SCHEDULE “A”
STOCK OPTION AGREEMENT

Continental Energy Corporation (the “Company”), hereby grants stock options (“Options”) to the Participant named below, pursuant to the Company’s Stock Option Plan (the “Plan”), to purchase shares of the Company’s common stock (“Common Stock”) as described below. The Options are subject to all of the terms and conditions of the Plan, which is attached to this Agreement and is incorporated into this Agreement by reference. All capitalized terms in this Agreement that are not defined in the Agreement have the meanings given to them in the Plan.

Name of Participant:
Address:
Number of Options and Conditions of
Grant:
Exercise Price Per Option:
Qualified or Non-Qualified Stock Option
(if applicable)
Date of Grant:
Vesting Schedule:
Expiration Date and Time:
Exercise Procedures and Payment:	To exercise Options, Participant must follow the exercise procedures established by the Company, as described in the Plan. Options may be exercised only to the extent they are vested. Payment of the Exercise Price for the Options may be made as provided in the Plan. Upon exercise of the Options, Participant understands that the Company may be required to withhold taxes.

This Agreement (including the Plan and any schedules referred to herein, which are incorporated herein by reference) constitutes the entire agreement between the Company and the Participant with respect to the Options, and supersedes all prior agreements or promises with respect to the Options. Except as provided in the Plan, this Agreement may be amended only by a written document signed by the Company and the Participant. Subject to the terms of the Plan, the Company may assign any of its rights and obligations under this Agreement to its Affiliate, and this Agreement shall be binding on, and inure to the benefit of, the successors and permitted assigns of the Company. Subject to the restrictions on transfer of the Options described in the Plan, this Agreement shall be binding on Participant’s permitted successors and assigns (including heirs, executors, administrators and legal representatives). All notices required under this Agreement or the Plan must be mailed or hand-delivered to the Company or the Participant at their respective addresses set forth in this Agreement, or at such other address designated in writing by either of the parties to the other.

The Company has signed this Stock Option Agreement effective as to the Date of Grant:

CONTINENTAL ENERGY CORPORATION

           _____________________________________
By:

PARTICIPANT’S ACCEPTANCE

I accept this Agreement and agree to the terms and conditions in this Agreement and the Plan. I acknowledge that I have received a copy of the Plan, and I understand and agree that this Agreement is not meant to interpret, extend, or change the Plan in any way, nor to represent the full terms of the Plan. If there is any discrepancy, conflict or omission between this Agreement and the provisions of the Plan as interpreted by the Company, the provisions of the Plan shall apply. I acknowledge and agree that if there is any other agreement of any kind among all the shareholders of the Company relating to the Company or to transfers of Shares, I shall become a party to such agreement as a pre-condition to the allotment and issuance of Shares by the Company to me.

Signature:
Date:

SCHEDULE “B”
OPTION EXERCISE AGREEMENT

To:        CONTINENTAL ENERGY CORPORATION

The undersigned Optionee (or his legal representative(s) permitted under the Plan) hereby irrevocably elects to exercise this Option for the number of Common Shares (or other property or securities subject thereto) as set forth below:

(a)	Number of Common Shares to be Acquired:	_______
(b)	Option Exercise Price per Share:	$_________
(c)	Aggregate Purchase Price	$_________
[(a) times (b)]

and hereby tenders a certified cheque or bank draft for such aggregate purchase price, directing such shares to be registered and a certificate therefore to be issued in the name of the undersigned. If the undersigned is a U.S. Participant (as defined in the Plan), then they have provided an executed Appendix I to this Option Exercise Agreement.

DATED this _____ day of _________________, ______.

)
) ____________________________________
) [Name of Optionee]
)                                       )
) ____________________________________
) [Signature of Optionee]
)

Direction as to Registration:
____________________________________
[Address of Registered Holder]
____________________________________
____________________________________
__________________________________________

APPENDIX I
U.S. PARTICIPANT ACKNOWLEDGEMENT

To:        CONTINENTAL ENERGY CORPORATION

The undersigned Optionee (or his legal representative(s) permitted under the Plan) hereby acknowledges that:

(a)

notwithstanding a designation of Options granted to the Optionee as Qualified Stock Options, to the extent that the aggregate fair market value, determined as of the date such Options were granted, of the Shares issuable on exercise of Options which are exercisable for the first time by any U.S. Participant during any calendar year exceeds U.S.$100,000, such excess Options shall not be treated as Qualified Stock Options.

(b)	in order for Options granted under the Plan to be treated as Qualified Stock Options:

(i)

Shares purchased on the exercise of an Option must not be sold or otherwise disposed of within two years from the date the Option was granted, or within one year from the date the Option was exercised;

(ii)

if the Optionee’s employment with the Company terminates for any reason other than total disability or death as provided in (iii) or (iv), the Optionee must maintain his or her status as a employee of the Company or U.S. Subsidiary at all times during the period beginning on the date the Option is granted and ending three months before the date an Option is exercised;

(iii)

if the Optionee’s employment with the Company terminates because of “total disability,” his or her Option must be exercised before the date 12 months after the date of termination. The term “total disability” means a medically determinable mental or physical impairment that is expected to result in death or has lasted or is expected to last for a continuous period of 12 months or more and that, in the opinion of the Company and two independent physicians, causes the Optionee to be unable to perform his or her duties as an employee, director, officer or consultant of the Company or U.S. Subsidiary and unable to be engaged in any substantial gainful activity. Total disability shall be deemed to have occurred on the first day after two independent physicians have furnished their written opinion of total disability to the Company and the Company has reached an opinion of total disability; and

(iv)	if the Optionee dies while employed with the Company, his or her Options must be exercised within one year after the date of death.

(c)

The acknowledgement of the Optionee in (b)(ii) above does not confer upon the Optionee any right with respect to continuation of his employment relationship with the Company, nor will it interfere in any way with the Company’s right to terminate his employment relationship at any time, with or without cause.

(d)

Unless and until Shares issuable upon the exercise of Options are registered under the United States Securities Act of 1933, as amended, Shares issued under this Plan to a Participant who is a resident of the United States of America will contain the following legend, as amended or supplemented by applicable laws:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED OR ASSIGNED EXCEPT (A) TO CONTINENTAL ENERGY CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT, IF AVAILABLE, OR (C) INSIDE THE UNITED STATES (1) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR (2) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN CONNECTION WITH ANY TRANSFERS PURSUANT TO (C)(1) OR (C)(2) ABOVE, THE SELLER HAS FURNISHED TO CONTINENTAL ENERGY CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING, REASONABLY SATISFACTORY TO THE COMPANY, TO THAT EFFECT.

DATED this _____ day of _________________, ______.

)
) ____________________________________
) [Name of Optionee]
) ____________________________________
) [Signature of Optionee]

CONTINENTAL ENERGY CORPORATION

Security Class

Holder Account Number

Form of Proxy - Annual General Meeting to be held on December 12, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 A.M., PST on December 10, 2008 (48hours prior to the meeting)

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone	To Vote Using the Internet

• Call the number listed BELOW from a touch tone telephone. 1-866-723-VOTE (8683) Toll Free	• Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

Appointment of Proxyholder
I/We, being holder(s) of Continental Energy Corporation hereby appoint: Richard L. McAdoo, President and Director of the Company,	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Continental Energy Corporation to be held at the offices of Computershare Investor Services Inc., 510 Burrard Street, 2nd Floor, Vancouver, BC, Canada at 10:00 A.M. on December 12, 2008, and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Mr. Richard L. McAdoo	☐	☐	02. Mr. Phillip B. Garrison	☐	☐	03. Mr. David W. T. Yu	☐	☐

	For	Withhold

2. Appointment of Auditors
Appointment of Dale Matheson Carr-Hilton Labonte LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against

3. Stock Option Plan
To approve amendments to the Corporation’s stock option plan.	☐	☐

	For	Against

4. Incentive Stock Options
To approve and ratify incentive stock options granted to insiders which have not previously been approved by the Shareholders.	☐	☐

	For	Against

5. Ratification
To confirm, ratify and approve all acts, deeds and things done by and the proceedings of the directors and the officers of the Corporation on behalf of the Corporation during the preceding year.	☐	☐

	For	Against

6. Transaction of Other Business
To transact such other business as may properly come before the Meeting.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		DD / MM / YY

CONTINENTAL ENERGY CORPORATION

Security Class

Holder Account Number

Voting Instruction Form ("VIF") - Annual General Meeting to be held on December 12, 2008

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1.	We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.

2.	We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.

3.	If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).

4.	This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

5.	If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.

6.	When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.

7.	This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.

8.	Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all the terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.

9.	Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.

10.	By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.

11.	If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.

12.	This VIF should be read in conjunction with the accompanying documentation provided by Management.

VIFs submitted must be received by 10:00 A.M., PST on December 10, 2008 (48hours prior to the meeting)

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

Appointee(s)
Management Appointees are: Richard L. McAdoo, President and Director of the Company,	OR	If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Continental Energy Corporation to be held at the offices of Computershare Investor Services Inc., 510 Burrard Street, 2nd Floor, Vancouver, BC, Canada at 10:00 A.M. on December 12, 2008, and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Mr. Richard L. McAdoo	☐	☐	02. Mr. Phillip B. Garrison	☐	☐	03. Mr. David W. T. Yu	☐	☐

	For	Withhold

2. Appointment of Auditors
Appointment of Dale Matheson Carr-Hilton Labonte LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against

3. Stock Option Plan
To approve amendments to the Corporation’s stock option plan.	☐	☐

	For	Against

4. Incentive Stock Options
To approve and ratify incentive stock options granted to insiders which have not previously been approved by the Shareholders.	☐	☐

	For	Against

5. Ratification
To confirm, ratify and approve all acts, deeds and things done by and the proceedings of the directors and the officers of the Corporation on behalf of the Corporation during the preceding year.	☐	☐

	For	Against

6. Transaction of Other Business
To transact such other business as may properly come before the Meeting.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		DD / MM / YY

Should you wish to receive a legal proxy, refer to Note #8 on reverse.

CONTINENTAL ENERGY CORPORATION (the “Corporation”) CERTIFICATE OF OFFICER

RE:	Annual General Meeting of Shareholders of the Corporation to be held on Friday, December 12, 2008 (the “Meeting”)

The undersigned, Richard L. McAdoo, being the Chief Executive Officer and President of the Corporation, hereby certifies for and on behalf of the Corporation and not in any personal capacity, and without assuming any personal liability whatsoever, after making due inquiry that:

(a)	the Corporation has relied on section 2.20 of National Instrument 54-101 (the “Instrument”) to abridge the time prescribed in subsections 2.1(b), 2.2(1) and 2.5(1) of the Instrument;

(b)	the Corporation has arranged to have proxy-related materials for the Meeting sent in compliance with the Instrument to all beneficial owners at least 21 days before the date fixed for the Meeting; and

(c)	the Corporation has arranged to have carried out all of the requirements of the Instrument in addition to the foregoing. DATED November 17, 2008

(signed) Richard L. McAdoo
Richard L. McAdoo
Chief Executive Officer & President